Exhibit (h)(8)

SUBLICENSE AGREEMENT

This Sublicense Agreement (the “Sublicense Agreement”), dated as of January 7, 2019, is made by and among Amplify ETF Trust (the “Sublicensee”), CrowdBureau Corporation (“Licensor”), and Amplify Investments LLC (“Licensee” or “Sublicensor”).

W I T N E S S E T H :

WHEREAS, pursuant to that certain License Agreement, dated as of January 7, 2019, by and between Licensor and Licensee (“License Agreement”), Licensor has granted Licensee a license to use certain copyright, trademark and proprietary rights and trade secrets of Licensor (as further described in the License Agreement, the “Intellectual Property”) in connection with the issuance, sale, marketing and/or promotion of certain financial products (as further defined in the License Agreement, the “Products”), the Composite, or Index(es);

WHEREAS, Sublicensee wishes to issue, sell, market and/or promote the Products, the Composite, or the Index(es), and to use and refer to the Intellectual Property in connection therewith; and

WHEREAS, all capitalized terms used herein shall have the meanings assigned to them in the License Agreement unless otherwise defined herein.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements contained herein, the parties hereto agree as follows:

1.         License.  Sublicensor hereby grants to Sublicensee a non-exclusive and non-transferable sublicense to use the Intellectual Property in connection with the issuance, distribution, marketing and/or promotion of the Products, the Composite, or the Index(es), (as modified by Appendix A hereto, if applicable).

2.         The Sublicensee acknowledges that it has received and read a copy of the License Agreement (excluding the Schedule setting forth the license fees) and agrees to be bound by all the provisions thereof, including, without limitation, those provisions imposing any obligations on Licensee.

3.         Sublicensee agrees that its obligations under the License Agreement pursuant to Section 2 of this Sublicense Agreement are as principal and shall be unaffected by any defense or claim that Licensee may have against Licensor.

4.         It is the intent of the parties that the substantive law of the State of New York governs this Agreement and not the law of any other jurisdiction incorporated through choice of law or conflicts of law principles.  Each party agrees that any legal action, proceeding, controversy or claim between the parties arising out of or relating to this Agreement may be brought and prosecuted only in the United States District Court for the Southern District of New York or in the Supreme Court in and for the County of New York, and by execution of this Agreement each party hereto submits to the exclusive jurisdiction of such court and waives any objection it might have based upon improper venue or inconvenient forum.

IN WITNESS WHEREOF, the parties hereto have executed this Sublicense Agreement as of the date first set forth above.

SUBLICENSEE

By:

Title:

LICENSEE

By:

Title:

CrowdBureau Corporation

By:

Title: